



SECURIT 05044844 ISSION

OMB APPROVAL	
OMB Number:	3235-0511
Expires:	September 30, 2005
Estimated average burden hours per response	12

SEC FILE NUMBER
8-66247

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/29/03 AND ENDING 9/30/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S & Y Asset Management LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mitchell H. Gage, Chief Financial Officer **415-445-2300**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(No. and Street)

50 Fremont Street	**San Francisco**	**California**	**94105-2230**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

OATH OR AFFIRMATION

I, Mitchell H. Gage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of S & Y Asset Management LLC, for the period from September 29, 2003 (date of Inception) through September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title


MICHAELA SIMONDS
Commission # 1431883
Notary Public - California
San Francisco County
My Comm. Expires Jul 24, 2007

Notary Public

This report** contains (check all applicable boxes):

x		Independent Auditors' Report
x	(a)	Facing Page.
x	(b)	Balance Sheet.
x	(c)	Statement of Operations.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Member's Equity.
	(f)	Statement of Changes in Subordinated Liabilities.
x	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
x	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
x	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
x	(l)	An Oath or Affirmation.
	(m)	A Copy of the SIPC Supplemental Report (Not Required).
x	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
DEC 5 2005
WASH. D.C.
199
SECTION

S & Y ASSET MANAGEMENT LLC

(SEC ID. NO. 8-66247)

**Balance Sheet as of September 30, 2005 and
Independent Auditors' Report and
Supplemental Report on Internal Control**

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**



Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
S & Y Asset Management LLC:

We have audited the accompanying balance sheet of S & Y Asset Management LLC (the "Firm"), as of September 30, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Firm at September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 1, 2005

S&Y ASSET MANAGEMENT LLC

BALANCE SHEET -- SEPTEMBER 30, 2005

ASSETS

CASH	$	976,040
ACCOUNTS RECEIVABLE		129,251
FIXED ASSETS, net of accumulated depreciation and amortization of $25,015		66,344
OTHER ASSETS		176,574
Total Assets	$	1,348,209

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE & ACCRUED EXPENSES	$	924,211
MEMBER'S EQUITY		423,998
Total Liabilities & Member's Equity	$	1,348,209

The accompanying notes are an integral part of this financial statement.

S&Y ASSET MANAGEMENT LLC

NOTES TO BALANCE SHEET

AS OF SEPTEMBER 30, 2005

Organization and Significant Accounting Policies

The Firm - S & Y Asset Management LLC, a Delaware limited liability company (the "Firm"), (formally Bridge Investment Services LLC ("BIS")), provides investment advisory and brokerage services. The Firm is a registered broker-dealer with the Securities and Exchange Commission (SEC) and National Association of Securities Dealers, Inc. (NASD) and a registered investment advisor with the SEC. Under its operating agreement, the Firm is managed by S&Y Management Inc. (SYMI), the sole member of the Firm.

On September 29, 2003, BIS was incorporated as a wholly owned subsidiary of Bridge Group Holdings LLC. On April 28, 2004, BIS became a registered broker-dealer with the SEC and NASD. On February 1, 2005, SYMI purchased the entire interest in BIS for $34,412 which represented the net assets of BIS on January 31, 2005. Simultaneously on February 1, 2005, SYMI acquired the entire interest in S&Y Asset Management LLC ("SYAM"), a wholly owned subsidiary of Stone & Youngberg LLC, an affiliated broker-dealer for $20,710 which represented the net assets of SYAM on January 31, 2005. SYAM was then merged into BIS and the merged entity changed its name to S&Y Asset Management LLC on February 1, 2005. The Firm commenced providing active operations on February 1, 2005. Management of SYMI intends on continuing to fund the operations of the Firm through capital contributions in the future.

Use of Estimates – The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash - Cash consists of demand deposits in banks. There are no withdrawal restrictions on cash.

Income Taxes - Income taxes are paid by the sole member; therefore, no provision for such taxes has been made in the balance sheet.

Fixed Assets - Fixed assets represent software and equipment and are recorded at cost, less accumulated depreciation. Depreciation is computed using an accelerated depreciation method. The estimated useful life for software is 3 years while office and computer equipment is 5 years.

Receivable From Clearing Organization

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. The receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The firm had a receivable from the clearing organization of $4,502 at September 30, 2005 which is included in accounts receivable on the balance sheet.

Fixed Assets

Following is a summary of fixed assets as of September 30, 2005:

Equipment	$91,359
Less: Accumulated depreciation and amortization	25,015
	$ 66,344

Member's Equity

Member's equity at September 30, 2005 includes capital contributions of $4,104,007 and losses of $3,680,009. All withdrawals of member's equity require the approval of the NASD.

Certain employees of the Firm were granted $1,400,000 in Class B shares of Stone & Youngberg LLC, an affiliated entity, under the Stone & Youngberg LLC compensation plan (the "Plan"). The shares granted under the Plan were subject to a cliff vesting period of approximately three years from the date of issuance. Employee compensation expense is recorded on a straight-line basis over the vesting period.

Related Party Transactions

Under its operating agreement, the Firm commenced being managed by SYMI on February 1, 2005. The Firm paid SYMI a management fee of $99,000 for the period from February 1, 2005 to September 30, 2005. Included in accounts receivable is a balance of $24,174 owed by SYMI. Stone & Youngberg LLC makes disbursements on behalf of the Firm related to certain compensation, benefits, occupancy and information technology services and charges the Firm for the expenses through an allocation process. Management believes that specific identification of certain of these expenses is not practicable, and the methods used to allocate the expenses to the Firm are reasonable.

Benefit Plan

Eligible employees who have meet certain service requirements participate in the Stone & Youngberg LLC 401(k) plan.

Net Capital Requirements

The Firm is subject to the regulations and guidelines of the SEC and the NASD, including the SEC's "Net Capital Rule", which requires the Firm to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At September 30, 2005, the Firm's net capital ratio was 5.68 to 1 and net capital as computed was $162,665, which exceeded the SEC's requirement of $61,614 by $101,051.

Commitments and Contingencies

In the normal course of business, transactions with customers and brokers generally settle three business days after trade date. The Firm is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Firm may have to purchase or sell securities at prevailing market prices. The Firm seeks to control the risk associated with non-performance of customers or brokers by reconciling information it receives from its clearing broker on a daily basis.

The Firm is currently involved in various legal matters. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse effect upon the Firm's financial position or results of operations.

Subsequent Events

During October 2005 SYMI contributed $700,000 to continue to fund the Firm's operations. On October 11, 2005 management committed to and communicated a plan to outsource some of the services offered by the Firm. This plan was executed and resulted in the termination of certain employees of the Firm.

* * * * *



Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

December 1, 2005

S & Y Asset Management LLC
One Ferry Building
San Francisco, California 94111

In planning and performing our audit of the financial statements of S & Y Asset Management LLC (the "Firm") for the period September 29, 2003 (date of inception) through September 30, 2005 (on which we issued our report dated December 1, 2005) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Firm that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Firm in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of

performing their assigned functions. However, we noted the following matter involving the Firm's internal control and its operation that we consider to be a material weakness as defined above. The Firm did not properly account for Class B shares granted to certain employees of the Firm under the Stone & Youngberg LLC compensation plan. Accordingly, the Firm has recorded an adjustment in the financial statements for the period from September 29, 2003 (date of inception) to September 30, 2005 to properly reflect employee compensation expense and a related capital contribution from S&Y Management Inc. of $259,856. There was no impact to net capital or aggregate indebtedness as a result of the Firm's treatment.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Except for the matter noted above, based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP